Exhibit 99.1

For immediate release
Septmeber 7, 2006

Petro-Canada Purchases Oil Sands Leases Adjacent to MacKay River

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary - Petro-Canada has purchased 13 additional oil sands leases for $30 million. The leases comprise a total of 31,232 hectares immediately adjacent to Petro-Canada’s existing in situ development at MacKay River.

Petro-Canada’s in situ production at MacKay River is currently running at around 25,000 barrels per day. The next stage of development of this core area, the MacKay River expansion, is expected to more than double production by the end of the decade. Continued in situ development is an important part of Petro-Canada’s overall integrated oil sands strategy.

“Buying these additional leases was a natural decision for us,” said Neil Camarta, Petro-Canada’s Senior Vice-President, Oil Sands. “With over three years of operating experience under our belts at Mackay River, we have a good understanding of the top quality resources in the area. These new lands fit well with our growth plans for Mackay River.”

Petro-Canada is well positioned with about 10 billion barrels of oil sands total resource. The Company is moving forward with plans for the integrated development of both mineable and in situ oil sands resources to realize maximum long-term value for shareholders.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Michelle Harries	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-3648	Tel: (403) 296-7691

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan,” “anticipate,” “intend,” “expect,” “estimate,” “budget” or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, natural gas (including liquefied natural gas - LNG) export or import capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in commodity prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas (including LNG) to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; international relations of governments; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas and LNG operations; expected rates of return; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Petro-Canada follows the Society of Petroleum Engineers, World Petroleum Congress and the American Association of Petroleum Geologists definitions for “resources.” “Total resource” is reserves plus resources.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada's Oil Sands Leases

Approximate Mineable Area
Fort Hills
Syncrude
Lewis
MacKay River
Fort McMurray
Meadow Creek
Petro-Canada Oil Sands Leases
MacKay River Leases
Existing Petro-Canada Leases
New Petro-Canada Leases

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